October 20, 2011

Via EDGAR and Federal Express

Ethan Horowitz Branch Chief Securities and Exchange Commission 100 F Street N.E. Washington D.C. 20549

Re:	Tanke Biosciences Corporation Item 4.02 Form 8-K Filed August 8, 2011 File No. 000-53529

Dear Mr. Horowitz:

Set forth below is the response of Tanke Biosciences Corporation (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated August 24, 2011 (the “Comment Letter”) concerning the referenced Current Report on Form 8-K which was filed with the Commission on August 8, 2011 and subsequently amended.

In responding to your comments, the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding any of our responses, please feel free to call Evan Greebel at (212) 940-6383.

Sincerely,

TANKE BIOSCIENCES CORPORATION

By:	/s/ Guixiong Qiu
Name: Guixiong Qiu
Title: Chairman of the Board, Chief Executive Officer and President

cc: Suying Li
      Howard S. Jacobs, Esq.
      Evan L. Greebel, Esq.
      Yue Cao, Esq.